

07006888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shinko Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 40th Street, 20th Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Shinobu Sonoda (212) 213 3168 X100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/19

OATH OR AFFIRMATION

I, Shinobu Sonoda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shinko Securities (U.S.A.) Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Treasurer / Secretary

Title



Notary Public

NICHOLAS J. BERGMAN
Notary Public State of New York
No. 02BE6006992
Qualified in Kings County
Commission Expires May 11, 20 10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Shinko Securities (U.S.A.) Inc.

In planning and performing our audit of the financial statements of Shinko Securities (U.S.A.) Inc. (the "Company") as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholder, management, the SEC, National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 9, 2007


SEC MAIL PROCESSING
RECEIVED
APR 1 2 2007
WASH. D.C.
209
SECTION

Shinko Securities (U.S.A.) Inc.

Statement of Financial Condition
March 31, 2007

Shinko Securities (U.S.A.) Inc.
Index
March 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Shinko Securities (U.S.A.) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Shinko Securities (U.S.A.) Inc. (the "Company") at March 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 9, 2007

Shinko Securities (U.S.A.) Inc.
Statement of Financial Condition
March 31, 2007

Assets	
Cash and cash equivalents	$ 2,415,901
Receivable from clearing broker	588,670
Investments, at market value	4,464,409
Due from affiliate	37,919
Furniture and fixtures, equipment and leasehold improvements, net of accumulated depreciation and amortization of $90,606	8,823
Deferred tax asset	21,553
Accounts receivable and prepaid expenses	40,745
Prepaid tax	314,146
Security deposit	17,583
Total assets	$ 7,909,749
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 106,580
Total liabilities	106,580
Stockholder's equity	
Common stock, $10,000 par value, 500 shares issued, 3,000 shares authorized	5,000,000
Retained earnings	2,803,169
Total stockholder's equity	7,803,169
Total liabilities and stockholder's equity	$ 7,909,749

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Shinko Securities (U.S.A.) Inc. (the "Company") was incorporated on April 16, 2002. The Company was registered with the Securities and Exchange Commission as a broker-dealer in securities and became a member of the National Association of Securities Dealers, Inc. on November 25, 2002. The Company engages primarily in brokerage services with respect to U.S. and non-U.S. securities. The Company is a wholly owned subsidiary of Shinko Securities Holdings, Inc. (the "Parent").

The Company executes and clears all foreign securities through Shinko Securities Co., Ltd. (the "Affiliate") on a delivery versus payment basis. The only customer of the Company for U.S. securities is the Affiliate. The Company executes and clears all U.S. securities transactions on a fully disclosed basis through Jefferies and Company, Inc. The Company does business with institutional customers in the United States, United Kingdom, Hong Kong and other countries.

In March 2007, Mizuho Securities Co., Ltd. announced an intention to merge with the Affiliate effective January 1, 2008, subject to regulatory approval.

2. Significant Accounting Policies

Cash and cash equivalents consist of cash and financial investments which are readily convertible into cash and have a maturity date of three months or less. At March 31, 2007 the Company has a time deposit of $2 million with an affiliate.

The Company records all securities transactions on a settlement-date basis. Recording such transactions on a trade-date basis would not result in a material difference to the financial statements.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets, generally three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company's functional currency is the United States dollar. Commissions for foreign securities that are denominated in Japanese Yen are translated into U.S. dollars on a monthly basis.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*. Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by applying the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined.

As of March 31, 2007, the Company had net capital of $5,362,400 as compared with the required minimum net capital of $250,000.

The Company clears all transactions with and for customers through the Affiliate and a U.S. broker and claims exemption under sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

4. Income Taxes

The Company has a deferred tax asset primarily attributable to various start-up expenditures and organizational costs that are amortized for tax purposes. The Company establishes a valuation allowance for deferred tax assets when management believes that it is more likely than not that the Company will not generate sufficient taxable income. As of March 31, 2007, there was no valuation allowance.

5. Equipment and Leasehold Improvements

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at March 31, 2007:

	Historical Cost
Office equipment	$ 69,206
Leasehold improvements	30,223
	99,429
Less: Accumulated depreciation and amortization	90,606
Net equipment and leasehold improvements	$ 8,823

6. Investments

Investments are comprised of:

U.S. Treasury bills	$ 4,464,409
	$ 4,464,409

7. Commitments and Contingencies

The Company leases office space under an operating lease expiring on July 31, 2007. The lease has provisions for escalation. Aggregate minimum future annual rental commitments under the lease agreement is $35,286.

8. Financial Instruments with Off-Balance Sheet Risk

The Company is engaged in various brokerage activities. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions.

The Company clears all U.S. securities transactions through its clearing broker on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2007, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparty if it does not perform under its contractual obligations.

Receivable from clearing broker represents cash balances on deposit with and commissions receivable from the Company's clearing broker. In addition, the clearing broker holds the Company's investments. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company monitors the credit standing of the clearing broker.

9. Related Party Transactions

Due from affiliate represents commissions receivable at March 31, 2007.

The Company has cash of $2,018,785 on deposit with a related party.

END